TGS INTERNATIONAL LTD.

Unit 3, 6420 – 4 Street NE

Calgary, Alberta,

Canada T2K 5M8

(403) 616 - 9226

July 6, 2017

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention:	Pamela A. Long, Assistant Director Office of Manufacturing and Construction

Dear Sirs, Mesdames:

Re:	TGS International Ltd. (the “Company”) Registration Statement on Form S-1 Filed April 25, 2017 File No. 333-217451

We refer to your letter of May 22, 2017 addressed to the Company with your comments on the Company's Registration Statement on Form S-1 filed April 25, 2017. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Registration Statement’s Facing Page

1.	The EDGAR system indicates that your primary standard industrial classification number is 3060 and not 5030. Please revise.

Response: Amendment No.1 to our Registration Statement on Form S-1 contains the revised SIC number.

Prospectus Cover Page

2.	On the cover page and throughout your prospectus, please clarify on which of the three OTC markets (OTCQX, OTCQB or OTC Pink) you intend to seek quotation. In this regard, we note that selling shareholders will sell at a fixed price of $0.05 per share until your shares are quoted on the “OTC Markets,” and thereafter at prevailing market prices or privately negotiated prices. Please note that to satisfy the requirement of Item 501(b)(3) of Regulation S-K, there must be an existing market for securities to be sold in a secondary at the market offering. We view OTCQX and OTCQB as existing markets for this purpose, but not OTC Pink. Therefore, if your securities are quoted on OTC Pink, selling shareholders must continue to sell at the fixed price identified in your prospectus.

Response: The Company intends to seek quotation on the OTCQB. Our amended registration statement has been revised accordingly.

Securities Issued and to be Issued, page 5

3.	Disclosure that 4,030,000 shares of your common stock are issued and outstanding as of the date of this prospectus is inconsistent with disclosure on page 14 and elsewhere in the registration statement that there are 13,530,000 shares of your common stock issued and outstanding. Please reconcile the disclosures.

Response: We have corrected the error.

Financial Summary Information, Page 6

4.	Please revise the column header to indicate clearly which period the income statement data cover. In addition, please delete the term “audited” from the column headers since the table is not covered by the audit report.

Response: We have updated the financial summary information table as requested.

5.	We note that total liabilities as of February 28, 2017 were reported as $19,995 in the table on page 6, but they were reported as $19,955 on the face of the balance sheet on page F-2. Please revise.

Response: We have corrected the error.

Emerging Growth Company, Page 6

6.	Please revise your disclosure to state your election under Section 107 (b) of the JOBS Act. If you elect to opt out of the extended transition period for complying with new or revised accounting standards, include a statement that the election is irrevocable.

Response: The Company will elect to opt out of the extended transition period. We have updated the disclosure on page 6 to disclose the election.

Risk Factors, page 7

7.	Include a discrete risk factor on your status as a penny stock issuer. We note the disclosure under “Penny Stock Rules” on page 18.

Response: We have included the requested risk factor in the section entitled Risks Associated With Our Common Stock, beginning at page 11 of the amended registration statement.

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8.	Provide risk factor disclosure that the company and its assets and the company’s directors and executive officers and their assets are located outside of the United States.

Response: We have included the requested risk factor in the section entitled Risks Associated with Our Business, beginning on page 7 of the amended registration statement.

We may not be able to compete effectively against other companies…, page 8

9.	Since disclosure on page 5 and elsewhere in the registration statement indicates that you are a development stage company engaged in the sale and installation of polyvinyl chloride or PVC wall and ceiling panels in addition to renovation business in North America, we assume that the phrase “If we are unable to compete in the sexual wellness and adult lifestyle markets” is inadvertent. Please revise.

Response: We have corrected the error.

We depend on third parties for our product supply…, page 9

10.	Disclose whether you have an agreement with any supplier, and, if so, summarize the principal provisions, including duration or term, of any agreement with a supplier in the business section. We note the disclosure under “Product Sourcing” on page 21. Additionally, advise what consideration you have given to filing any agreement with your Chinese manufacturer, Weixin Plastic Co. Ltd., as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Response: We have signed a marketing and sale agency agreement, dated June 4, 2017, with Jiangyin Weixin Plastic Co. Ltd. With this agreement, we will be responsible for the marketing and sale of products in Canada. The agreement is for a term of 2 years with automatic renewal for one year term for subsequent years. We have disclosed the terms of the agreement and filed the agreement as Exhibit 10.Q in our amended registration statement.

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Interests of Named Experts and Counsel, page 20

11.	Identify in the prospectus the counsel rendering the legal opinion filed as exhibit 5.1 to the registration statement. Additionally, provide counsel’s address as required by paragraph 23 of Schedule A to the Securities Act.

Response: We have updated our disclosure as requested.

Inventory, Sales and Distribution, page 26

12.	Disclose your anticipated schedule for having two groups of sale agents, with one group located in northern Alberta and one group located in southern Alberta.

Response: The Company’s ability to engage sales agents is subject to raising sufficient capital to finance inventory, marketing, and general and administrative expenses.. We have set fall of 2017 as a tentative target to raise sufficient financing to engage sales agents. We have supplemented our disclosure accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 40

13.	Provide the business, mailing, or residence address of Djong Djung Tihin and Ng Kam Shing Raymond as required by Item 403(a) of Regulation S-K.

Response: We have amended our disclosure as requested.

Certain Relationships and Related Transactions, page 41

14.	Disclosure indicates that you acquired all of the issued and outstanding shares of TGS Alberta from George Szeto and Sau Chau Yu on December 21, 2016. Clarify whether George Szeto and Chung Szeto are the same person.

Response: Chung Szeto is also known as George Szeto. Our disclosure is revised to refer uniformly to Chung Szeto.

Notes to Consolidated Financial Statements

General

15.	The audit report and your statements of comprehensive loss, changes in equity, and cash flows identify the financial statements period audited as the period from December 12, 2016 (inception) to February 28, 2017. However, it appears that elsewhere in the document, for example, on pages 20 and 30, you refer to the period presented in your financial statements as December 1, 2016 (inception) to February 28, 2017. Please revise or explain.

Response: Our audit report has been amended to reflect our date of inception as December 1, 2016.

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16.	Please provide disclosures regarding your subsequent events, including the specific date through which subsequent events have been evaluated, and whether it is the date that the financial statements were issued or the date that the financial statement were available to be issued. Refer to ASC 855-10-50.

Response: Subsequent events were evaluated up to April 17, 2017 which is the date that the financial statements were available to be issued and issued. As of this date there were no subsequent events to disclose. We note that, per ASC 855-10-50 (as amended), an entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated.

Consolidated Statements of Financial Positions, Page F-2

17.	Please revise the captions for the line items “Total stockholders’ deficiency” and “Total liabilities and stockholders’ deficiency” as it appears that you have positive equity and not a deficiency as of February 28, 2017.

Response: We have updated our financial statement as requested.

18.	The value of common stock issued and outstanding on the face of the balance sheet does not agree to the corresponding amount presented in the statements of change in equity on page F-4. Please revise as appropriate.

Response: We have revised the financial statements as requested.

Consolidated Statements of Comprehensive Loss, Page F-3

19.	It does not appear that the weighted average number of shares outstanding is calculated correctly based on your disclosures of stock issuances on pages 44 and 45. Please revise or advise.

Response: We have revised the financial statements as requested.

Note 3 – Business Acquisition, Page F-13

20.	You indicate that the acquisition date fair value of consideration transferred in the transaction was $2,991 which approximates the fair value of the net assets received. We note from the table that the total consideration is valued at $3,145. Please revise or advise.

Response: We have revised the financial statements as requested.

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Exhibits

21.	Please tell us how you considered providing historical financial statements of TGS Alberta. Refer to Article 3-05 of Regulation S-X.

Response: The historical financial statements of TGS Alberta for the period from March 8, 2016 (date of inception) to December 20, 2016 are included in our amended registration statement.

Exhibits 5.1 and 23.1

22.	Counsel must consent also to the prospectus discussion of the opinion and being named in the registration statement. Please revise. For guidance you may wish to refer to Section IV of our Staff Legal Bulletin No. 19 (CF) available on the Commission’s website.

Response: Exhibit 5.1 (and 23.1) has been revised as requested.

In submitting this response, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

TGS INTERNATIONAL LTD.

Per:	/s/ Chung Szeto
Chung Szeto
Its:	President and Director

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